UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Aware, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05453N100
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]           Rule 13d-1(b)

[ ]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. DG Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,615,089 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,615,089 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,615,089 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9) 7.1% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IA (Investment Adviser)

1	Names of Reporting Persons. Dov Gertzulin
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,615,089 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,615,089 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,615,089 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 7.1% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
Aware, Inc.
(b)	Address of Issuer’s Principal Executive Offices
40 Middlesex Turnpike Bedford, Massachusetts 01730

Item 2.

(a)	Name of Person Filing
DG Capital Management, LLC Dov Gertzulin
(b)	Address of Principal Business Office or, if none, Residence
460 Park Avenue, 13th Floor New York, NY 10022
(c)	Citizenship
DG Capital Management, LLC - Delaware Dov Gertzulin - United States
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
05453N100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned***
DG Capital Management, LLC - 1,615,089 shares Dov Gertzulin - 1,615,089 shares
(b)	Percent of Class
DG Capital Management, LLC - 7.1% Dov Gertzulin - 7.1%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
DG Capital Management, LLC - 0 shares Dov Gertzulin - 0 shares
(ii) shared power to vote or to direct the vote
DG Capital Management, LLC - 1,615,089 shares Dov Gertzulin - 1,615,089 shares
(iii) sole power to dispose or to direct the disposition of
DG Capital Management, LLC - 0 shares Dov Gertzulin - 0 shares
(iv) shared power to dispose or to direct the disposition of
DG Capital Management, LLC - 1,615,089 shares Dov Gertzulin - 1,615,089 shares

*** Shares reported herein are held by private investment funds and managed accounts (the “DG Entities”), for which DG Capital Management, LLC serves as the investment manager.  Dov Gertzulin serves as managing member of DG Capital Management, LLC.  Each of the DG Entities beneficially owns less than five percent of the shares reported herein.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

The percentages herein are calculated based upon a statement in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 that there were 22,804,720 shares of Common Stock issued and outstanding as of October 20, 2014.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nominations under Section 240.14a-11.

Exhibits	Exhibit
99.1
The Joint Filing Agreement by and between the Reporting Persons, filed as an exhibit to the Schedule 13G filed with the Securities and Exchange Commision on October 24, 2014 by the Reporting Persons with respect to the Issuer, is hereby incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 17, 2015

DG CAPITAL MANAGEMENT, LLC

By: /s/ Dov Gertzulin
Dov Gertzulin, Managing Member

By: /s/ Dov Gertzulin
Dov Gertzulin, Individually